John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

April 7, 2009

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A

Pre-Effective Amendment No. 1

File Nos. 811-4834 and 333-157212

Protection Variable Universal Life

Dear Ms. White:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

The above-referenced registration statement relates to the Protection Variable Universal Life (“PVUL”) product. The purpose of this filing is to incorporate SEC Staff comments to the initial registration, add exhibits previously omitted, and to make the additional amendments to the prospectus described below.

The following is an explanation of our responses to your comments in the order in which the comments appeared in your letter of March 13, 2009:

1.	General

(a) Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

RESPONSE: We are confirming that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

(b) Please clarify whether there any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: We are confirming that there are no guarantee or support agreements with third parties to support the company’s guarantees under the policy.

(c) Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.

RESPONSE: We have added the following sentence to the “Financial statements reference” section of the prospectus:

To the extent required, the company intends to rely upon the exemption set forth in Rule 12h-7 of the Securities Exchange Act of 1934 from the periodic reporting requirements under that act.

2.	Fee Tables – Cost of insurance charge

According to footnote (1), the maximum guaranteed and current rates in the table are the rates for the described insured in the “first policy year.” Please clarify that the rates shown are the maximum rates that will be charged under the policy in any policy year.

RESPONSE: We have updated footnote (1) to the Fee Tables for the cost of insurance charge to indicate that the maximum guaranteed and current rates in the table are the rates for the described insured in any policy year.

3.	Fee Tables – Asset-based risk charge

Please show only the asset-based risk charge for years 1-5 in the fee table. Variations for subsequent years may be shown in the footnote to the table.

RESPONSE: We have updated the disclosure for the asset-based risk charge to show only the fee for policy years 1-5 in the Fee Table. We show variations for subsequent years in the footnote to the table.

4.	Rider Charges

For each charge that varies by contract owner characteristics, please disclose in a footnote that the charges in the table may not be representative of the charge that a particular contract owner will pay and how a contract owner may obtain more information about the particular cost that would apply to him or her.

RESPONSE: In order to make this disclosure more prominent and to simplify the disclosure in the footnotes, we have added the following disclosure to the paragraph directly preceding the “Transaction Fees” table:

The charges shown in these tables may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.

5.	Portfolio Annual Expenses

Please note that we will need time to review the updated portfolio fee and expense information once you have filed it.

RESPONSE: We have revised the “Total Annual Portfolio Operating Fees and Expenses” and the “Portfolio Annual Expenses” tables to reflect updated fees and expenses for your review.

6.	Extended No-Lapse Guarantee Rider

Please disclose the amount (or range) of the Extended No-Lapse Guarantee Credit in the filing. Also, please bold or otherwise highlight the statement that the “credit is not applied to your policy value. It is only used in determining whether one of the above cumulative premium tests has been satisfied.”

RESPONSE: We have amended the disclosure for the Extended No-Lapse Guarantee Credit as follows:

Extended No-Lapse Guarantee Credit. ~~If the total premium paid in the first policy year is greater than one tenth of the Early Funding No-Lapse Guarantee Premium, we will apply a monthly credit in determining whether the Extended Cumulative Premium Test or the Early Funding Extended Cumulative Premium Test has been satisfied.~~ This ~~credit is not applied to your policy value. It is only used in determining whether one of the above cumulative premium tests has been satisfied.~~ If the total premium paid during the first policy year is greater than one tenth of the Early Funding Extended No-Lapse Guarantee Premium, then we will apply an Extended No-Lapse Guarantee Credit to the sum of premiums received when determining if the Extended Cumulative Premium Test or the Early Funding Extended Cumulative Premium Test has been satisfied. The monthly Extended No-Lapse Guarantee Credit is one twelfth of the annualized credit. The annualized credit is equal to (a) multiplied by (b) where:

(a)	is the total premium paid during the first policy year, subject to a maximum of 30% of the Early Funding Extended No-Lapse Guarantee Premium, minus one tenth of the Early Funding Extended No-Lapse Guarantee Premium; and

(b)	the credit rate of 0.25%.

The Extended No-Lapse Guarantee Credit is not applied to your policy value, and is only used in determining whether one of the above cumulative premium tests has been satisfied.

7.	Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: We have included the required exhibits with this pre-effective amendment and will include the fiscal year end 2008 audited financial statements of the Registrant and Depositor along with the auditor’s consents in Pre-Effective Amendment No. 2.

In addition, the prospectus filed with Pre-Effective Amendment No. 1 reflects the following disclosure amendments made in connection with the annual updates to our variable life product registrations:

•	We have updated the “Table of investment options and subadvisers,” the list of investment options appearing on page 1 of the prospectus and other related portfolio information.
•	We have removed the table of company ratings under the “Description of John Hancock USA” and have added a sentence to identify the agencies that rate the company.
•

We have amended the disclosure under “Ways in which we pay out policy proceeds” and “When we pay policy proceeds” to include a statement that the company may receive a benefit from managing proceeds held in a retained asset account.

•

We have amended the disclosure under “Minimum initial premium” to indicate that after the payment of the initial premium, payment may be made at any time and in any amount until the insured person’s attained age 121, subject to the need to pay enough premium to keep the policy in force and to the limitations on maximum premium amounts.

•	We have revised the disclosure under “Lapse and reinstatement” to clarify the amount of the default payment and the effect of the no-lapse guarantee.
•

We have added a statement to the “Financial statements reference” to indicate that the general account is comprised of securities and other investments, the value of which may decline during periods of adverse market conditions.

•	We have updated the disclosure under “Tax Considerations.”

8.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in all filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Expedited Review

Registrant intends to file Pre-Effective Amendment No. 2 (on or about April 14, 2009) to add the auditor’s consents and fiscal year end 2008 audited financial statements of the Registrant and the Depositor. Accordingly, Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Acceleration

Pursuant to Rule 461 under the 1933 Act and on behalf of the Registrant and the Principal Underwriter, the Registrant intends to request an order to accelerate the effectiveness of the above-referenced registration statement to May 1, 2009. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the 1933 Act.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Enclosure